UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Transition Therapeutics, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,806,505
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,806,505

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,806,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,763,706
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,763,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 300,918
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,064,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,064,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,741,881
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,741,881

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,741,881
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,741,881

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 7 to Schedule 13G (this "Amendment No. 7") is being filed with respect to the Common Shares, no par value ("Common Stock") of Transition Therapeutics Inc., a Canadian corporation (the "Company"), to amend the Schedule 13G filed on August 28, 2007, as previously amended by Amendment No. 1, filed on February 15, 2008, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on February 2, 2010, Amendment No. 4 filed on February 8, 2011, Amendment No. 5 filed on December 8, 2011, and Amendment No. 6 filed on February 12, 2013, (as so amended, the "Schedule 13G"), in accordance with Rule 13d-2(d). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(a). Name of Filing Person:

Item 2(a) of the Schedule 13G is hereby amended and restated as follows:

This statement is filed by:

(i)	Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates (as defined herein). Mr. Feinberg may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationship, directly or indirectly beneficially owned by Oracle Associates. Mr. Feinberg is the sole shareholder, director and president of the Manager (as defined herein), which serves as investment manager to Ten Fund (as defined herein), and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund;

(ii)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to shares of Common Stock directly owned by it;

(iii)	Oracle Institutional Partners, L.P., a Delaware limited partnership (“Institutional Partners”) with respect to shares of Common Stock directly owned by it;

(iv)	Oracle Associates, LLC, a Delaware limited liability company (“Associates”), which serves as the general partner of Partners and Institutional Partners, and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationship, directly or indirectly beneficially owned by Partners and Institutional Partners;

(v)	Oracle Ten Fund Master, L.P., a limited partnership organized under the Cayman Islands (“Ten Fund”), with respect to shares of Common Stock directly owned by it; and

(vi)	Oracle Investment Management, Inc., a Delaware corporation (the “Manager”), which serves as investment manager to Ten Fund, and accordingly, may be deemed to be the beneficial owner of shares of Common Stock beneficially owned by Ten Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 4. Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares owned is based upon 30,075,025 shares of Common Stock outstanding, derived as follows: (i) 26,930,634 shares outstanding as of June 30, 2013, as disclosed by the Company in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 11, 2013; plus (ii) 2,625,298 shares issued on August 15, 2013 to the purchasers in a private placement with the Company (the “Private Placement”) (including the 715,990 shares of Common Stock that Ten Fund purchased in the Private Placement); and plus (iii) the warrants for 519,093 shares of Common Stock that Ten Fund acquired in the Private Placement.

The beneficial ownership of the Reporting Persons as of the date of this Amendment No. 7 is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A. Larry N. Feinberg

(a) Amount beneficially owned: 4,806,505

(b) Percent of class: 16.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,806,505

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 4,806,505

B. Oracle Partners, L.P.

(a) Amount beneficially owned: 1,763,706

(b) Percent of class: 6.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,763,706

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,763,706

C. Oracle Institutional Partners, L.P.

(a) Amount beneficially owned: 300,918

(b) Percent of class: 1.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 300,918

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 300,918

D. Oracle Associates, LLC

(a) Amount beneficially owned: 2,064,624

(b) Percent of class: 6.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,064,624

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,064,624

E. Oracle Ten Fund Master, L.P.

(a) Amount beneficially owned: 2,741,881

(b) Percent of class: 9.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,741,881

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,741,881

F. Oracle Investment Management, Inc.

(a) Amount beneficially owned: 2,741,881

(b) Percent of class: 9.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,741,881

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,741,881

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

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